UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January 2020

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated January 30, 2020 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: January 30, 2020

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	January 30, 2020

Outcome of the Board Meeting: Audited Standalone Financial Results and Unaudited Consolidated Financial Results of the Company for the quarter and nine months ended December 31, 2019

With further reference to our filing dated January 22, 2020 and in accordance with Regulation 30 read with Schedule Ill of the SEBI Listing Regulations, we have to inform you that the Board at their Meeting held today, has approved and taken on record the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the third quarter ended December 31, 2019, pursuant to Regulation 33 of the SEBI Listing Regulations. The Press Release along with the said Financial Results and the said Auditor’s Reports are attached herewith.

These results and the Press Release are being made available on the Company’s website at www.tatamotors.com.

The Meeting commenced at 12:30 p.m. and concluded at 3:45 p.m.

News Release – 2	January 30, 2020

CONTENTS OF THE PRESS RELEASE

Key Highlights of the Results: Q3‘20

Tata Motors Group

•   JLR continues its turnaround journey with another strong quarter

•   India improves sequentially; performance impacted by M&HCV decline (despite market share gain) and BSIV stock reduction

•   Consolidated results benefits from JLR China recovery and Project Charge offset by M&HCV decline & stock reduction in India

•   Q3’20: Volumes at 276K down 12%; Revenue ₹72KCr down 7%

•   EBITDA margin at 9.9%(+140 bps); EBIT margin at 2.3% (+240bps)

•   PBT at ₹1,350Cr vs loss of ₹29,228Cr (includes impairment of ₹27,838Cr) in Q3’19

•   PAT (post share of profit of associates and JV) at ₹1,756Cr ; Free Cash Flow (Auto) +₹4KCr

Jaguar Land Rover: Performance improves - Continued recovery in China, Project Charge delivers

•	Q3’20: Revenue £ 6.4B (+2.8%);

•	EBITDA margin at 10.8%; EBIT margin at 3.3%; PBT £ 318M; PAT £ 372M

•	China retail sales continue to grow (up 24.3%)

•	Strong demand for new Range Rover Evoque (global sales up 30.0%)

•	All new Defender-customer orders building strongly

•	Project Charge achieved £2.9 billion of cost and cash-flow improvements, ahead of its schedule

•	Project Charge + formally launched; Targets to achieve £ 1.1B of cost and cash savings: - £400 million in Q4 FY 20 and £700 million in FY 21.

Tata Motors (Standalone incl JO): Turnaround 2.0 – Managing the slowdown by doing it right

•	Q3’20: Revenue 11KCr (down 33%); PBT ₹(1,024) Cr; PAT ₹(1,040) Cr

•	Performance impacted primarily by lower volumes, stock correction and higher VME

•	Focus on securing ecosystem viability and retail acceleration; System stock reduced by around ₹3.8KCr

•	Focused actions on the Working Capital led to Positive Free Cash flows of ₹2.4KCr for the quarter

•	CV (Dom) retails higher by 16% (vs wholesales), PV (Dom) retails higher by 35% (vs wholesales)

•	Exciting product actions in PV- Launched refreshed BS VI ranges, Altroz and Nexon EV; more to follow

•	Tata Altroz received 5-Star Global NCAP rating, becoming India’s safest car after Nexon

JLR turnaround continues; Market decline and BSIV stock reduction impacts domestic

•   China improves, Project Charge delivers; India improves sequentially, M&HCV gains market shares

•   Q3’20: Revenue 72 KCr; PBT ₹1,350Cr; PAT (post JV and Assoc) ₹1,756Cr

MUMBAI, JANUARY 30, 2020: TATA MOTORS LTD ANNOUNCED ITS RESULTS FOR THE QUARTER ENDING DECEMBER 31, 2019.

		CONSO (₹CR IND AS)		JLR (£M, IFRS)		TML (S) (₹CR, IND AS)

		Q3 FY’20	Vs. PY	Q3 FY’20	VS. PY	Q3 FY’20	VS. PY
Q3 FY20	Net Revenue	71,676	(7)%	6,398	3%	10,843	(33)%
	EBITDA (%)	9.9	140 bps	10.8	350 bps	1.1	(800 bps)
	EBIT (%)	2.3	240 bps	3.3	580 bps	(6.7)	(1100 bps)
	PBT	1,350	—	318	—	(1,024)	—
9M FY20	Net Revenue	198,575	(8)%	17,558	3%	34,195	(32)%
	EBITDA (%)	9.6	100 bps	9.9	240 bps	2.3	(640 bps)
	EBIT (%)	1.3	100 bps	1.3	360 bps	(4.7)	(900 bps)
	PBT	(1,267)	—	79	—	(2,342)	—

JAGUAR LAND ROVER (JLR)-Q3FY 20	TATA MOTORS (STANDALONE, INCL JO)-Q3FY 20

•  Retails (incl CJLR) down 2.3% to 141.2K units; Wholesales (incl CJLR) up 2.7% to 145.4K units in Q3FY20

•  Net Revenue up 3% to £6.4B

•  EBIT at 3.3%, Favourable mix, China growth, lower operating costs, D&A and favourable forex

•  PBT at £ 318m

•  Investments: £ 892m in products and technologies

•  Free Cash Flows of £(144)m , better than Q3FY19 on higher profitability and lower investment spending

•  Wholesales down 25% to 129.1K units. CV down 24%, PV down 26%; Wholesale (Dom) down 23%, Retails down 17%

•  Net Revenue down 33% to ₹10.8K Cr

•  EBIT at (6.7)%, M&HCV volume down 48%, adverse mix and negative operating leverage

•  Loss before tax at ₹1,024Cr,

•  Investments: ₹1,318 Cr in products and technologies

•  Free cash flows of ₹2,402 Cr led by focused actions on Working Capital

Jaguar Land Rover continued its turnaround and transformation journey with another quarter of strong delivery. China continues to improve gradually while Project Charge is well ahead of plans having already delivered £2.9B so far. “Project Charge+“ has been formally launched to deliver £1.1B of cost and cash savings (£0.4B in Q4FY20 and £0.7B in FY21). The product offensive continued with the launch of the New Defender whose order books are building up strongly. However, global markets remain challenging and, in this context, we are focused on leveraging our strong brands and exciting product portfolio to step up revenue growth while rigorously executing our cost savings plans.

In India, the auto industry continues to be impacted by the general economic slowdown. The profitability was impacted by adverse mix where despite increasing market shares, M&HCV volumes declined. This coupled with proactive system stock reduction of ₹3,800Cr resulted in loss of operating leverage. Though the near-term market situation is fluid, we are optimistic on the medium term as we launch our exciting BS VI range of products with our system inventory at a multi-year low. We remain focused on driving our Turnaround strategy and transitioning seamlessly to BSVI.

As we strengthen our internal capabilities, we remain confident of delivering competitive, consistent and cash accretive growth.

JAGUAR LAND ROVER

BUSINESS HIGHLIGHTS

•	China retail sales continue to grow (up 24.3%)

•	Strong demand for new Range Rover Evoque (global sales up 30.0%)

•	Project Charge cost and cash flow improvements beat the £2.5 billion target ahead of schedule; ‘Project Charge+’ formally launched

•	The new Land Rover Defender, completely reinvented for the digital age, revealed at the Frankfurt Motor Show in September. Deliveries to start in the spring

•	New Jaguar F-TYPE was unveiled in December, generating a very positive customer and media reaction

•	All-electric Jaguar I-PACE won the coveted Golden Steering Award for Best Mid-Size SUV in November

FINANCIALS

Revenues increased to £6.4 billion, up 2.8% year-on-year. While total retail sales fell 2.3%, sales in China continued to recover (up 24.3%) and sales in North America increased by 1.1%.

Product mix was stronger, with global sales of the new Range Rover Evoque, luxury compact SUV up 30.0% and the refreshed Land Rover Discovery Sport rising 9.2%. Retails of the Range Rover Sport and Land Rover Discovery also grew year-on-year.

Pre-tax profit increased to £318 million in the quarter, representing a £591 million year-on-year improvement versus the £273 million loss in the third quarter of last year (before an exceptional non-cash asset impairment of £3.1 billion in Q3 of the prior year). The improvement reflected a combination of the higher China volume, stronger product mix, lower operating costs (including Project Charge) and favourable foreign exchange. Margins also turned positive year-on-year with an EBIT margin of 3.3% and an EBITDA margin of 10.8%.

The company’s Project Charge transformation programme reduced operating costs by £154 million, investment by £200 million, and inventories by £405m in the quarter. This brings the total cost and cash flow improvements to £2.9 billion, exceeding the £2.5 billion target three months ahead of schedule. The company has now embarked on ‘Project Charge +’, the next phase of Project Charge, which will primarily target cost savings and deliver a further £1.1 billion (£0.4billion in Q4 FY20 and £0.7 billion in FY21) of cost and cash flow improvements for a total of £4 billion of improvements by March 2021.

Free cash flow was negative £144 million, up £217 million year-on-year, reflecting the improved profitability and lower investment spending. The latter decreased £128 million to £892 million for the period.

Despite the many challenges presently facing the industry, Jaguar Land Rover has continued to expect improved profitability and cash flow for the financial year ending 31 March 2020 with an EBIT margin of around 3%, however, the developing situation with the coronavirus could have some impact on this.

Prof Sir Ralf Speth, JLR Chief Executive commented, “In the third quarter Jaguar Land Rover sustained year-on-year revenue and profit growth as we continued to transform our business. Conditions in the automotive industry remain challenging but we are encouraged by the recovery in our China business and the success of the new Range Rover Evoque. Our proactive and decisive actions are creating a more robust, resilient business, transforming today for tomorrow. Our improving financial results and the cost and cash flow achievements of Project Charge will support the next phase of our pipeline of exciting new vehicles and technologies, with a choice of outstanding electrified, petrol and diesel powertrains. This combined success is enabling us to lay the foundations for long-term growth as we move purposefully towards Destination Zero - our mission to shape future mobility with zero emissions, zero accidents and zero congestion.”

BUSINESS HIGHLIGHTS

•	Growth continues to be impacted by subdued demand following the general economic slowdown, higher axle loads, liquidity stress and low freight availability for cargo operators

•	Turnaround 2.0: Focused on securing ecosystem viability and improving retail growth continues to deliver for the company

•	System stock reduced further by ₹3.8KCr (TML + Dealership) taking the total to ₹7.2KCr for the year

•	CV (Dom) retails higher by 16%(vs wholesales), PV(Dom) retails higher by 35% (vs wholesales)

•	CV EBITDA margins impacted due to adverse mix and negative operating leverage. PV EBITDA impacted by negative operating leverage

FINANCIALS

In Q3FY‘20 wholesales (including exports) decreased 24.6% to 129,185 units. In the domestic market, M&HCV trucks de-grew 47.7%, ILCV trucks de-grew 15.7%, SCV & Pick Ups de-grew 6.1% and CV Passenger de-grew by 25.6%. Domestic PV volumes were down 26%.

Revenue for the quarter decreased 33% to ₹10.8KCr, Pre-tax loss at ₹1024Cr (against pre-tax profit of ₹519Cr in Q3FY 19) due to adverse mix from M&HCV volume decline, stock correction and negative operating leverage.

Positive Free Cash flows for the quarter was ₹2.4KCr, an improvement over the previous quarter led by focused actions on the working capital.

Guenter Butschek, CEO and MD, Tata Motors, said, “The downturn in the automotive industry continued in Q3 as the economy slowed down. Despite gaining sequential market shares in M&HCV, ILCV and SCV this quarter, our financial performance was impacted due to the downturn coupled with the inventory corrections we took to get ready for BS VI. Our focus on retail acceleration and system stock reduction helped us achieve a multi-quarter low inventory level in CV and PV, while simultaneously getting ready for a smooth transition to BSVI. We have taken the BSVI transition not only as a mere compliance agenda, but, have gone beyond and provided exciting value enhancements packaged in a completely new product portfolio. We are confident that this approach will reap us rich rewards in the coming quarters.

As the sales upbeat of the festive months could not sustain, we remain concerned about the intrinsic demand and weak consumer sentiment. However, we expect a perceptible improvement in demand outlook as the infrastructure investments announced by the government pick up pace. We also anticipate further measures in the Union Budget to boost consumer sentiment and spur growth.

We remain optimistic of the medium to long term opportunity offered by the Indian automotive market and aim to win in this market with our fully refreshed, exciting and competitive portfolio coupled with focused efforts to improve our sales and customer experience and continued drive for cost efficiencies.”

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹175Cr to ₹1,744Cr during Q3FY’20 vs prior year due to higher gross borrowings as compared to Q3 FY’19

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the quarter, net loss from joint ventures and associates amounted to ₹199Cr compared with loss of ₹138Cr in prior year. Other income (excluding grants) was ₹402Cr versus ₹266 Cr in the prior year.

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was positive ₹4KCr (as compared to negative ₹5K Cr in Q3 FY 19) reflecting focused working capital action at TML and continued strong performance at JLR.

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	January 30, 2020

Independent Auditors Report (Consolidated)

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”) and its subsidiaries (the Parent (including its joint operations) and its subsidiaries together referred to as ‘the Group’), and its share of the net loss after tax and total comprehensive loss of its associates and joint ventures for the quarter ended 31 December 2019 and year to date results for the period from 1 April 2019 to 31 December 2019 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

6.

We did not review the interim financial statements / financial information / financial results of one joint operation included in the standalone audited interim financial statements / financial information / financial results of the Parent, whose results reflect total revenues of Rs. 1,163.68 crores and Rs. 4,064.53 crores, total net profit after tax of Rs. 71.95 crores and Rs. 200.02 crores and total comprehensive income of Rs. 69.52 crores and Rs. 197.25 crores for the quarter ended 31 December 2019 and for the period from 1 April 2019 to 31 December 2019, respectively, as considered in the standalone audited interim financial statements / financial information / financial results of the Parent. The interim financial statements / financial information / financial results of this joint operation have been audited by other auditor whose report has been furnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

We did not review the interim financial statements / financial information / financial results of 70 step-down subsidiaries included in the Statement, whose interim financial statements / financial information / financial results reflect total revenues of Rs. 59,149.74 crores and Rs. 158,548.93 crores, total net profit after tax (net) of Rs. 3,428.14 crores and Rs. 1,312.07 crores and total comprehensive income (net) of Rs. 7,967.01 crores and Rs. 4,315.62 crores, for the quarter ended 31 December 2019 and for the period from 1 April 2019 to 31 December 2019, respectively, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also includes the Group’s share of net loss after tax (net) of Rs. 223.36 crores and Rs. 840.26 crores and total comprehensive loss (net) of Rs. 94.40 crores and Rs. 708.68 crores, for the quarter ended 31 December 2019 and for the period from 1 April 2019 to 31 December 2019, respectively, as considered in the Statement, in respect of four associates and one joint venture, whose interim financial statements / financial information / financial results have not been reviewed by us. These interim financial statements / financial information / financial results have been reviewed by other auditors whose reports have been furnished to us by the management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these step-down subsidiaries, associates and joint venture, is based solely on the report of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Of the 70 step-down subsidiaries listed above, the financial statements / financial information / financial results of two step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted these financial statements / financial information / financial results from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Parent’s management and reviewed by us.

Our conclusion on the Statement is not modified in respect of the above matters.

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

7.

The Statement includes the interim financial statements / financial information / financial results of six subsidiaries and twelve step-down subsidiaries which have not been reviewed / audited, whose interim financial statements / financial information / financial results reflect total revenues of Rs. 300.02 crores and Rs. 1,248.00 crores, total net loss after tax (net) of Rs. 115.42 crores and Rs. 14.25 crores and total comprehensive loss (net) of Rs. 115.40 crores and Rs 14.71 crores for the quarter ended 31 December 2019 and for the period from 1 April 2019 to 31 December 2019, respectively, as considered in the Statement. The Statement also includes the Group’s share of net profit (net) after tax of Rs. 8.96 crores and Rs. 11.46 crores and total comprehensive income (net) of Rs. 5.31 crores and Rs. 7.81 crores for the quarter ended 31 December 2019 and for the period from 1 April 2019 to 31 December 2019, respectively, as considered in the consolidated unaudited financial results, in respect of five associates and two joint ventures, based on their interim financial statements/ financial information / financial results which have not been reviewed / audited. According to the information and explanations given to us by the management, these interim financial statements / financial information / financial results are not material to the Group.

Our conclusion on the Statement is not modified in respect of the above matter.

8.	The impact of uncertainties due to United Kingdom (UK) exiting the European Union on our review

In respect of a material step-down subsidiary with significant operations in UK, the financial statements/financial information/financial results of which has been reviewed by another auditor, we report the uncertainties related to the effects of Brexit, relevant to understanding of our review of the consolidated unaudited financial results. Brexit is one of the most significant economic events for the UK, and at the date of this report its effects are subject to unprecedented levels of uncertainty of outcomes, with the full range of possible effects unknown. A review cannot be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to Brexit.

Our conclusion is not modified in respect of this matter.

For B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Partner
Mumbai	Membership No: 049265
30 January 2020	UDIN: 20049265AAAAAE2578

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Unaudited Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 31 December 2019

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(A) TATA MOTORS - DIRECT SUBSIDIARIES

1	Concorde Motors (India) Limited

2	Tata Motors European Technical Centre PLC

3	Tata Motors Insurance Broking and Advisory Services Limited

4	TMF Holdings Limited

5	TML Holdings Pte. Limited

6	TML Distribution Company Limited

7	Tata Hispano Motors Carrocera S.A.

8	Tata Hispano Motors Carrocerries Maghreb SA

9	Trilix S.r.l.

10	Tata Precision Industries Pte. Limited

11	Tata Technologies Limited

12	Tata Marcopolo Motors Limited

13	Brabo Robotics and Automation Limited (Incorporated with effect from 17 July 2019)

(B) TATA MOTORS - INDIRECT SUBSIDIARIES

(i) Subsidiaries of TML Holdings Pte. Ltd.

14	Tata Daewoo Commercial Vehicle Company Limited

15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

16	Tata Motors (Thailand) Limited

17	Tata Motors (SA) (Proprietary) Limited

18	PT Tata Motors Indonesia

19	PT Tata Motors Distribusi Indonesia

20	TMNL Motor Services Nigeria Limited

21	Jaguar Land Rover Automotive plc

(ii) Subsidiaries of Jaguar Land Rover Automotive plc

22	Jaguar Land Rover Holdings Limited

(iii) Subsidiaries of Jaguar Land Rover Holdings Limited

23	Jaguar Land Rover Limited

24	Jaguar Land Rover (China) Investment Co. Ltd

25	Limited Liability Company “Jaguar Land Rover” (Russia)

(iv) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd

26	Shanghai Jaguar Land Rover Automotive Services Company Limited

(v) Subsidiaries of Jaguar Land Rover Limited

27	Jaguar Land Rover Austria GmbH

28	Jaguar Land Rover Japan Limited

29	JLR Nominee Company Limited

30	Jaguar Land Rover Deutschland GmbH

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

31	Jaguar Land Rover Classic Deutschland GmbH

32	Jaguar Land Rover North America LLC

33	Jaguar Land Rover Nederland BV

34	Jaguar Land Rover Portugal - Veículos e Peças, Lda.

35	Jaguar Land Rover Australia Pty Limited

36	Jaguar Land Rover Italia Spa

37	Jaguar Land Rover Korea Company Limited

38	Jaguar Land Rover Canada ULC

39	Jaguar Land Rover France, SAS

40	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

41	Jaguar Land Rover (South Africa) Holdings Limited

42	Jaguar Land Rover India Limited

43	Jaguar Land Rover Espana SL

44	Jaguar Land Rover Belux NV

45	Jaguar Cars South Africa (Pty) Limited

46	Jaguar Cars Limited

47	Land Rover Exports Limited

48	Land Rover Ireland Limited

49	The Daimler Motor Company Limited

50	Daimler Transport Vehicles Limited

51	S.S. Cars Limited

52	The Lanchester Motor Company Limited

53	Jaguar Land Rover Pension Trustees Limited

54	Jaguar Land Rover Slovakia s.r.o

55	Jaguar Land Rover Singapore Pte. Ltd.

56	Jaguar Racing Limited

57	InMotion Ventures Limited

58	Jaguar Land Rover Colombia S.A.S

59	Jaguar Land Rover Ireland (Services) Limited

60	Jaguar Land Rover Mexico, SAPi de CV

61	Jaguar Land Rover Servicios Mexico, S.A. de C.V.

62	Jaguar Land Rover Taiwan Company LTD

63	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)

64	Jaguar Land Rover Hungary KFT

65	Jaguar Land Rover Ventures Limited (incorporated on 16 May 2019)

66	Spark44 (JV) Limited

67	Jaguar Land Rover Auto Ventures Limited

(vi) Subsidiaries of Spark44 (JV) Limited

68	Spark44 Pty. Ltd. (Sydney)

69	Spark44 GMBH (Frankfurt)

70	Spark44 LLC (LA & NYC)

71	Spark44 Shanghai Limited (Shanghai)

Annexure 1 (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities
(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)

72	Spark44 Middle East DMCC (Dubai)

73	Spark44 Demand Creation Partners Limited (Mumbai)

74	Spark44 Limited (London & Birmingham)

75	Spark44 Pte Ltd (Singapore)

76	Spark44 Communication SL (Madrid)

77	Spark44 SRL (Rome)

78	Spark44 Seoul Limited (Seoul)

79	Spark44 Japan KK (Tokyo)

80	Spark44 Canada Inc (Toronto)

81	Spark44 Pty. Limited (South Africa)

82	Spark44 Taiwan Limited (Taiwan)

83	Spark44 Colombia S.A.S (Colombia)

(vii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited

84	Jaguar Land Rover (South Africa) (Pty) Limited

(viii) Subsidiaries of InMotion Ventures Limited

85	Lenny Insurance Limited (Name Change from InMotion Ventures 1 Limited w.e.f 6 September 2019)

86	InMotion Ventures 2 Limited

87	InMotion Ventures 3 Limited

88	InMotion Ventures 4 Limited

(ix) Subsidiaries of Tata Technologies Ltd.

89	Tata Technologies Pte. Limited

90	Tata Technologies (Thailand) Limited

91	Tata Technologies Inc.

92	Tata Manufacturing Technologies (Shanghai) Co. Limited

93	INCAT International Plc.

94	INCAT GmbH

95	Tata Technologies Europe Limited

96	Escenda Engineering AB

97	Tata Technologies de Mexico, S.A. de C.V.

98	Cambric GmbH

99	Cambric Limited

100	Tata Technologies SRL Romania

(x) Subsidiaries of TMF Holdings Ltd

101	Tata Motors Finance Solutions Limited

102	Tata Motors Finance Limited

(C) TATA MOTORS – ASSOCIATES

103	Jaguar Cars Finance Limited

104	Synaptiv Limited

105	Cloud Car Inc

106	Drive Club Service Pte Ltd

107	Automobile Corporation of Goa Limited

Annexure 1 (Continued)

(C) TATA MOTORS – ASSOCIATES (continued)

108	Nita Company Limited

109	Tata Hitachi Construction Machinery Company Private Limited

110	Tata Precision Industries (India) Limited

111	Tata AutoComp Systems Limited

112	Loginomic Tech Solutions Private Limited

(D) TATA MOTORS - JOINT OPERATIONS

113	Tata Cummins Private Limited

114	Fiat India Automobiles Private Limited

(E) TATA MOTORS - JOINT VENTURES

115	Chery Jaguar Land Rover Automotive Company Limited

116	JT Special Vehicles Private Limited

117	Tata HAL Technologies Limited

News Release – 4	January 30, 2020

Consolidated Financial Results TATA MOTORS LIMITED Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001. CIN L28920MH1945PLC004520 (₹ in crores)
STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2019
			Quarter ended			Nine months ended		Year ended
			December 31,	September 30,	December 31,	December 31		March 31,
			2019		2018	2019	2018	2019
Particulars			Unaudited					Audited
I	Revenue from operations
	(a) Revenue		71,051.42	64,763.39	76,264.69	196,644.97	213,514.26	299,190.59
	(b) Other operating income		624.65	668.56	651.25	1,930.04	2,001.81	2,747.81
	Total Revenue from Operations (a)+(b)		71,676.07	65,431.95	76,915.94	198,575.01	215,516.07	301,938.40
II	Other income (includes Government incentives)		900.13	672.56	666.77	2,408.68	2,102.00	2,965.31
III	Total Income (I + II)		72,576.20	66,104.51	77,582.71	200,983.69	217,618.07	304,903.71
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		38,694.85	36,403.07	46,755.80	114,504.60	134,894.71	182,254.45
	(ii) Basis adjustment on hedge accounted derivatives		(121.02)	(348.85)	(224.08)	(545.45)	(1,067.80)	(1,245.37)
	(b) Purchase of products for sale		3,143.69	3,049.31	4,806.08	9,281.81	13,865.24	13,258.83
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		4,700.87	1,023.99	(1,148.35)	3,080.41	(8,517.07)	2,053.28
	(d) Employee benefits expense		7,737.29	7,283.01	8,508.95	22,739.87	25,244.51	33,243.87
	(e) Finance costs		1,743.59	1,835.36	1,568.48	5,290.52	4,170.61	5,758.60
	(f) Foreign exchange (gain)/loss (net)		(197.19)	115.98	(170.90)	56.32	1,336.23	905.91
	(g) Depreciation and amortisation expense		5,199.28	5,299.57	6,439.25	15,610.57	18,237.58	23,590.63
	(h) Product development/Engineering expenses		1,009.31	1,098.72	1,132.62	2,902.03	3,151.63	4,224.57
	(i) Other expenses		13,758.46	14,140.18	16,084.10	42,188.05	45,610.03	62,238.12
	(j) Amount transferred to capital and other accounts		(4,443.91)	(4,377.97)	(4,954.87)	(12,928.80)	(15,215.85)	(19,659.59)
	Total expenses (IV)		71,225.22	65,522.37	78,797.08	202,179.93	221,709.82	306,623.30
V	Profit/(loss) before exceptional items and tax (III—IV)		1,350.98	582.14	(1,214.37)	(1,196.24)	(4,091.75)	(1,719.59)
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service cost (refer note 6)		—	—	147.93	—	147.93	147.93
	(b) Employee separation cost		8.82	86.58	4.14	204.22	4.14	1,371.45
	(c) Write off/(reversal) of provision/ impairment of capital work-in-progress and intangibles under development (net)		—	(83.11)	24.05	(83.11)	117.26	180.97
	(d) Provision/(reversal) for cost of closure of operation of a subsidary		(10.15)	(51.31)	—	(61.46)	437.08	381.01
	(e) Provision for impairment in Jaguar Land Rover (refer note 5)		—	—	27,837.91	—	27,837.91	27,837.91
	(f) Profit on sale of investment in a subsidiary company		—	—	—	—	—	(376.98)
	(g) Provision for loans given to a Joint venture		2.39	8.75	—	11.14	—	—
	(h) Others		—	—	—	—	—	109.27
VII	Profit/(loss) before tax (V—VI)		1,349.92	621.23	(29,228.40)	(1,267.03)	(32,636.07)	(31,371.15)
VIII	Tax expense/(credit) (net)
	(a) Current tax		550.33	274.82	324.89	1,265.04	1,585.84	2,225.23
	(b) Deferred tax		(1,154.92)	170.65	(2,730.07)	(1,228.09)	(4,134.75)	(4,662.68)
	Total tax expense/(credit) (net)		(604.59)	445.47	(2,405.18)	36.95	(2,548.91)	(2,437.45)
IX	Profit/(loss) for the period from continuing operations (VII—VIII)		1,954.51	175.76	(26,823.22)	(1,303.98)	(30,087.16)	(28,933.70)
X	Share of profit/(loss) of joint ventures and associates (net)		(198.63)	(363.46)	(137.58)	(807.50)	254.30	209.50
XI	Profit/(loss) for the period (IX + X)		1,755.88	(187.70)	(26,960.80)	(2,111.48)	(29,832.86)	(28,724.20)
	Attributable to:
	(a) Shareholders of the Company		1,738.30	(216.56)	(26,992.54)	(2,176.60)	(29,943.71)	(28,826.23)
	(b) Non-controlling interests		17.58	28.86	31.74	65.12	110.85	102.03
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		(1,714.68)	(2,081.66)	(208.28)	(2,426.54)	1,661.17	(4,260.75)
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		288.57	337.07	(13.09)	407.57	(343.64)	697.41
	(B) (i) Items that will be reclassified to profit or loss		11,491.04	(269.01)	(6,431.57)	8,521.61	(4,906.37)	(2,016.01)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(1,341.29)	(5.47)	238.21	(1,196.28)	391.37	3.58
	Total other comprehensive income/(loss)		8,723.64	(2,019.07)	(6,414.73)	5,306.36	(3,197.47)	(5,575.77)
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		10,479.52	(2,206.77)	(33,375.53)	3,194.88	(33,030.33)	(34,299.97)
	Attributable to:
	(a) Shareholders of the Company		10,447.77	(2,234.39)	(33,389.37)	3,123.86	(33,140.76)	(34,401.73)
	(b) Non-controlling interests		31.75	27.62	13.84	71.02	110.43	101.76
XIV	Paid-up equity share capital (face value of ₹2 each)		719.54	679.22	679.22	719.54	679.22	679.22
XV	Reserves excluding revaluation reserves (as per Balance Sheet of previous accounting year)							59,477.47
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	5.02	(0.64)	(79.49)	(6.37)	(88.18)	(84.89)
	(b) Diluted EPS	₹	5.00	(0.64)	(79.49)	(6.37)	(88.18)	(84.89)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	5.12	(0.64)	(79.49)	(6.37)	(88.18)	(84.89)
	(b) Diluted EPS	₹	5.10	(0.64)	(79.49)	(6.37)	(88.18)	(84.89)
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others will consist of IT services and machine tools and factory automation solutions.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

The reportable segment information for the corresponding previous preiods reported have been changed to make them comparable.

(₹ in  crores)

	Particulars	Quarter ended			Nine months ended		Year ended
		December 31,	September 30,	December 31,	December 31		March 31,
		2019		2018	2019	2018	2019
		Unaudited					Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	8,598.21	8,712.65	13,714.17	28,390.28	42,640.27	58,137.10
	(b) Passenger Vehicle	2,741.32	2,056.22	3,399.12	7,985.89	10,204.45	14,469.80
	(c) Corporate/Unallocable	116.29	28.16	27.87	190.89	88.47	110.60
	- Vehicle Financing	1,081.27	1,118.32	965.89	3,259.56	2,646.04	3,700.18
	- Jaguar and Land Rover	58,751.89	53,065.86	58,282.93	157,478.73	158,367.33	223,513.58
	Less: Intra segment eliminations	(62.66)	—	(27.03)	(62.66)	(79.91)	(275.65)
	-Total	71,226.32	64,981.21	76,362.95	197,242.69	213,866.65	299,655.61
II.	Others	765.81	761.84	889.82	2,288.32	2,706.32	3,626.07
	Total Segment Revenue	71,992.13	65,743.05	77,252.77	199,531.01	216,572.97	303,281.68
	Less: Inter segment revenue	(316.06)	(311.10)	(336.83)	(956.00)	(1,056.90)	(1,343.28)
	Revenue from Operations	71,676.07	65,431.95	76,915.94	198,575.01	215,516.07	301,938.40

B.	Segment results before other income (excluding Government Grants), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(301.41)	48.91	1,044.36	203.26	3,295.05	4,116.16
	(b) Passenger Vehicle	(619.84)	(940.53)	(382.03)	(1,877.94)	(1,014.17)	(1,387.79)
	(c) Corporate/Unallocable	22.75	(93.01)	(73.29)	(138.60)	(219.16)	(362.97)
	- Vehicle Financing (net off finance costs pertaining to borrowings source by the segment)	(158.03)	(71.83)	(100.45)	(335.48)	(181.47)	(313.81)
	- Jaguar and Land Rover	2,723.07	2,512.74	(1,375.53)	2,845.20	(3,424.84)	(1,278.47)
	Less: Intra segment eliminations	—	—	—	—	—	—
	-Total	1,666.54	1,456.28	(886.94)	696.44	(1,544.59)	773.12
II.	Others	87.13	97.34	149.09	270.50	470.12	505.44
	Total Segment results	1,753.67	1,553.62	(737.85)	966.94	(1,074.47)	1,278.56
	Less: Inter segment eliminations	(8.99)	(13.72)	(43.08)	(60.08)	(115.27)	(120.18)
	Net Segment results	1,744.68	1,539.90	(780.93)	906.86	(1,189.74)	1,158.38
	Add/(Less) : Other income (excluding Govt. Grants)	402.38	198.73	263.60	893.20	728.70	1,170.89
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(993.27)	(1,040.51)	(867.94)	(2,939.98)	(2,294.48)	(3,142.95)
	Add/(Less) : Foreign exchange gain/(loss) (net)	197.19	(115.98)	170.90	(56.32)	(1,336.23)	(905.91)
	Add/(Less) : Exceptional items gain/(loss)
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(12.51)	151.31	(2.79)	138.79	(439.87)	(556.53)
	(b) Passenger Vehicle	—	(17.08)	(24.81)	(17.13)	(118.02)	(118.04)
	(c) Corporate/Unallocable	(2.39)	(8.75)	(0.59)	(11.22)	(0.59)	376.07
	- Jaguar and Land Rover	13.84	(86.39)	(27,985.84)	(181.23)	(27,985.84)	(29,353.06)
	Total Profit before tax	1,349.92	621.23	(29,228.40)	(1,267.03)	(32,636.07)	(31,371.15)

		As at September 30,	As at December 31,	As at December 31,	As at March 31,
		2019	2019	2018	2019
		Unaudited	Unaudited		Audited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	27,904.83	26,449.17	29,480.64	26,927.43
	(b) Passenger Vehicle	18,329.87	17,577.01	19,649.45	19,446.38
	(c) Corporate/Unallocable	2,388.10	2,375.83	881.60	1,648.49
	- Tata and other brands vehicles—Assets held for sale	176.80	183.73	260.11	162.24
	- Vehicle Financing	35,641.42	34,727.22	34,777.53	38,261.58
	- Vehicle Financing—Assets held for sale	—	3.36	—	—
	- Jaguar and Land Rover	178,574.46	183,185.76	176,646.39	170,433.61
	Less: Intra segment eliminations	—	—	(538.23)	—
	-Total	263,015.48	264,502.08	261,157.49	256,879.73
II.	(a) Others	2,241.13	2,398.39	35.56	2,003.74
	(b) Assets classified as held for sale	—	—	2,249.65	—
	Total Segment Assets	265,256.61	266,900.47	263,442.70	258,883.47
	Less: Inter segment eliminations	(1,404.13)	(1,458.32)	(605.17)	(1,225.25)
	Net Segment Assets	263,852.48	265,442.15	262,837.53	257,658.22
	Investment in equity accounted investees
	Tata and other brands vehicles—Corporate/Unallocable	417.50	412.57	419.82	422.54
	- Vehicle Financing	1.94	4.38	2.67	2.67
	- Jaguar and Land Rover	3,562.22	3,469.68	4,352.48	4,318.17
	- Others*	582.16	601.86	565.41	591.50
	Add : Unallocable assets	31,811.50	56,867.23	27,562.90	44,201.43
	Total Assets	300,227.80	326,797.87	295,740.81	307,194.53

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	12,736.97	13,464.26	13,616.49	15,937.65
	(b) Passenger Vehicle	3,101.90	3,898.77	3,154.01	3,687.73
	(c) Corporate/Unallocable	1,216.19	1,026.30	1,491.67	1,752.13
	- Vehicle Financing	730.60	723.40	651.20	711.43
	- Jaguar and Land Rover	106,486.08	107,300.96	94,841.18	107,296.26
	Less: Intra segment eliminations	—	—	(551.21)	(337.65)
	-Total	124,271.74	126,413.69	113,203.34	129,047.55
II.	(a) Others	731.59	843.43	88.10	529.07
	(b) Liabilities directly associated with assets classified as held-for-sale	—	—	1,050.33	—
	Total Segment Liabilities	125,003.33	127,257.12	114,341.77	129,576.62
	Less: Inter segment eliminations	(360.31)	(387.26)	(336.00)	(252.06)
	Net Segment Liabilities	124,643.02	126,869.86	114,005.77	129,324.56
	Add : Unallocable liabilities	122,708.61	132,416.77	119,650.63	117,167.35
	Total Liabilities	247,351.63	259,286.63	233,656.40	246,491.91

*	Held for sale as at March 31, 2019

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on January 30, 2020.

2)

The Company has adopted Ind AS 116 with modified retrospective approach, with effect from April 1, 2019. Accordingly, the comparative periods have not been restated. The cumulative effect of initial application of the standard of ₹ 196.14 crores has been recognised as an adjustment to the opening balance of retained earnings as at April 1, 2019. The Company has recognized ₹ 5,583.62 crores as right to use assets and lease liability of ₹ 5,779.76 crores as on the date of transition i.e. April 1, 2019. Further, an amount of ₹ 1,035.97 crores has been reclassified from non-current/current assets to right to use assets for prepaid operating lease rentals. In the statement of profit and loss account for the quarter and nine months ended December 31, 2019 and quarter ended September 30, 2019 the nature of expenses in respect of operating leases has changed from lease rent in previous period to depreciation for the right to use asset and finance cost for interest accrued on lease liability. In respect of leases that were classified as finance lease, applying Ind AS 17, an amount of ₹ 415.43 crores has been reclassified from property, plant and equipment to right to use assets.There is no material impact on profit/(loss) after tax and earnings per share for the quarter and nine months ended December 31, 2019, on adoption of Ind AS 116.

3)

During the quarter ended December 31, 2019, the Company has allotted 20,16,23,407 Ordinary Shares at a price of ₹ 150 per Ordinary Share aggregating to ₹ 3,024.35 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹ 150 per Warrant (‘Warrant Price’), aggregating to ₹ 3,470.00 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s).The amount of ₹ 3,891.85 crores has been received and is to be utilized for repayment of debt, meeting future funding requirements and other general corporate purposes of the Company and its subsidiaries. The Company has utilised amount of ₹ 1,200.00 crores as at December 31, 2019.

4)

During the quarter ended December 31, 2019 (i) The Company has issued USD 300 million 5.875% Senior Unsecured Notes due 2025. The proceeds are being used to incur capital expenditure and other permitted purposes as per RBI ECB guidelines. (ii) Jaguar Land Rover Automotive Plc (JLR), an indirect subsidiary of the Company, issued USD 500 million 5.875% Senior Notes due 2024 and USD 300 million 6.875% Senior Notes due 2026. The proceeds are being used for general corporate purposes.

5)

The Company assessed the recoverable amount of the Jaguar Land Rover business, which represent a single cash-generating unit (CGU), as at December 31, 2018, as the higher of Fair Value Less Cost of Disposal (‘FVLCD’) and Value in Use (‘VIU’) of the relevant assets of the CGU, due to change in market conditions especially in China, technology disruptions and rising cost of debt. This had resulted in an impairment charge of £3,105 million (₹ 27,837.91 crores) which was recognized as exceptional charge for the quarter ended December 31, 2018.

6)

During the quarter ended December 31, 2018 the High Court in United Kingdom ruled that pension schemes are required to equalise male and female members benefit for the inequalities within guaranteed minimum pension (GMP) earned between May 17, 1990 and April 5, 1997. Based on this, the Company reassessed its obligations under its existing Jaguar Land Rover pension plans and recorded an additional liability of an amount of £16.5 million (₹ 147.93 crores) as past service costs during quarter ended December 31, 2018.

7)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and nine months ended December 31, 2019.

Tata Motors Limited

Guenter Butschek
Mumbai, January 30, 2020	CEO & Managing Director

News Release – 5	January 30, 2020

Independent Auditors Report (Standalone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (“the Company”) for the quarter ended 31 December 2019 and the year to date results for the period from 01 April 2019 to 31 December 2019, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor on separate financial statements/ financial information of one joint operation, these standalone financial results:

i.	are presented in accordance with the requirements of Regulation 33 of the Listing Regulations in this regard; and

ii.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards and other accounting principles generally accepted in India of the net loss and other comprehensive income / (loss) and other financial information for the quarter ended 31 December 2019 as well as the year to date results for the period from 01 April 2019 to 31 December 2019.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of the audit report of the other auditor referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the standalone financial results.

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These quarterly financial results as well as the year to date standalone financial results have been prepared on the basis of the interim financial statements which includes two joint operations consolidated on a proportionate basis. The Company’s Management and Board of Directors are responsible for the preparation of these financial results that give a true and fair view of the net profit/loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the Company and its joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and its joint operations and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the standalone financial results by the Management and the Directors of the Company, as aforesaid.

In preparing the standalone financial results, the Management and the respective Board of Directors of the Company and its joint operations are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the Company and its joint operations is also responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the standalone financial results made by the Management and Board of Directors.

•

Conclude on the appropriateness of the Management and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company (including its joint operations) to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results / financial information of such entities or business activities within the Company and its joint operations to express an opinion on the standalone financial results, of which we are the independent auditors. We are responsible for the direction, supervision and performance of the audit of financial information of such entities. For the other entities included in the standalone financial results, which have been audited by other auditor, such other auditor remains responsible for the direction, supervision and performance of the audit carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in section titled ‘Other Matter’ in this audit report.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Other Matters

The standalone financial results include the audited financial results of one joint operation, whose interim financial statements/financial results/financial information reflect Company’s share of total revenue of Rs. 183.27 Crores and Rs. 844.80 Crores and Company’s share of total net profit after tax of Rs. 35.95 Crores and Rs. 98.69 Crores for the quarter ended 31 December 2019 and for the period from 01 April 2019 to 31 December 2019 respectively, as considered in the standalone financial results, which have been audited by other auditor. The independent auditors’ report on interim financial statements/financial results/financial information of this entity has been furnished to us and our opinion on the standalone financial results, in so far as it relates to the amounts and disclosures included in respect of this entity, is based solely on the report of such auditor.

Our opinion on the Statement is not modified in respect of the above matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Partner
Place: Mumbai	Membership No.: 049265
Date: 30 January 2020	UDIN: 20049265AAAAAF9354

News Release – 6	January 30, 2020

Standalone Financial Results

TATA MOTORS LIMITED Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001. CIN L28920MH1945PLC004520 (₹ in crores)
STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2019
			Quarter ended			Nine months ended		Year ended
			December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
Particulars			2019	2019	2018	2019	2018	2019

I.	Revenue from operations		Audited
	(a) Revenue		10,668.44	9,913.33	16,099.82	33,831.96	50,336.28	68,764.88
	(b) Other operating revenue		174.47	87.15	107.85	363.34	305.07	437.88
	Total revenue from operations (a)+(b)		10,842.91	10,000.48	16,207.67	34,195.30	50,641.35	69,202.76
II.	Other Income (includes Government incentives) (refer note 2)		351.51	361.42	269.40	1,114.13	2,134.86	2,554.66
III.	Total Income (I+II)		11,194.42	10,361.90	16,477.07	35,309.43	52,776.21	71,757.42
IV.	Expenses
	(a) Cost of materials consumed		5,697.52	5,530.68	10,449.56	20,629.73	33,459.85	43,748.77
	(b) Purchases of products for sale		1,280.99	1,304.17	1,520.47	4,236.62	4,706.73	6,722.32
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		1,063.21	644.83	(149.62)	249.08	(1,359.90)	144.69
	(d) Employee benefits expense		1,018.27	1,067.09	1,060.11	3,234.70	3,138.43	4,273.10
	(e) Finance costs		478.54	497.92	468.08	1,415.95	1,404.43	1,793.57
	(f) Foreign exchange (gain)/loss (net)		(13.14)	69.18	(203.32)	18.89	292.98	215.22
	(g) Depreciation and amortisation expense		853.46	760.65	766.83	2,391.16	2,226.03	3,098.64
	(h) Product development/Engineering expenses		205.80	207.01	120.22	532.87	328.84	571.76
	(i) Other expenses		1,890.01	1,928.47	2,134.94	5,870.42	7,094.14	9,680.46
	(j) Amount transferred to capital and other accounts		(260.28)	(306.44)	(237.31)	(868.63)	(770.14)	(1,093.11)
	Total expenses (IV)		12,214.38	11,703.56	15,929.96	37,710.79	50,521.39	69,155.42
V.	Profit/(loss) before exceptional items and tax (III-IV)		(1,019.96)	(1,341.66)	547.11	(2,401.36)	2,254.82	2,602.00
VI.	Exceptional Items
	(a) Employee separation cost		1.50	0.19	4.14	1.83	4.14	4.23
	(b) Write off/(reversal) of provision/ impairment of capital work-in-progress and intangibles under development (net)		—	(83.11)	24.05	(83.11)	117.26	180.66
	(c) Provision for loan given/investment in a subsidiary company/joint venture		2.39	11.25	—	21.43	—	241.86
	(d) Profit on sale of investment in a subsidiary company		—	—	—	—	—	(332.95)
	(e) Others		—	—	—	—	—	109.27
VII.	Profit/(loss) before tax (V-VI)		(1,023.85)	(1,269.99)	518.92	(2,341.51)	2,133.42	2,398.93
VIII.	Tax expense/(credit) (net)
	(a) Currrent tax		4.25	(2.42)	(92.01)	21.04	188.19	294.66
	(b) Deferred tax		11.41	14.40	(6.69)	56.03	30.82	83.67
	Total tax expense/(credit)		15.66	11.98	(98.70)	77.07	219.01	378.33
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		(1,039.51)	(1,281.97)	617.62	(2,418.58)	1,914.41	2,020.60
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit and loss		40.83	(28.00)	(38.07)	(15.39)	14.04	(11.71)
	(ii) Income tax credit relating to items that will not be reclassified to profit and loss		6.05	(7.32)	(1.50)	4.43	(0.55)	18.07
	(B) (i) Items that will be reclassified to profit and loss—(gains)/losses in cash flow hedges		11.81	(54.81)	29.55	(85.77)	(27.39)	(45.72)
	(ii) Income tax credit relating to items that will be reclassified to profit and loss		(4.13)	19.16	(10.32)	29.97	9.52	15.92
	Total other comprehensive income/(loss)		54.56	(70.97)	(20.34)	(66.76)	(4.38)	(23.43)
XI.	Total comprehensive income/(loss) for the period (IX+X)		(984.95)	(1,352.94)	597.28	(2,485.34)	1,910.03	1,997.17
XII.	Paid-up equity share capital (face value of ₹2 each)		719.54	679.22	679.22	719.54	679.22	679.22
XIII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)							21,483.30
XIV.	Earnings per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(3.01)	(3.78)	1.80	(7.08)	5.62	5.94
	(ii) Diluted EPS	₹	(3.01)	(3.78)	1.80	(7.08)	5.62	5.94
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(3.01)	(3.78)	1.90	(7.08)	5.72	6.04
	(ii) Diluted EPS	₹	(3.01)	(3.78)	1.90	(7.08)	5.72	6.04
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles. Accordingly, the Company has Commercial Vehicles and Passenger Vehicles as two reportable segments. The segment information is provided to and reviewed by Chief Operating Decision Maker (CODM)

The reportable segment information for the corresponding previous periods reported has been changed to make them comparable.

(₹ in crores)

		Quarter ended			Nine months ended		Year ended
	Particulars	December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
		2019	2019	2018	2019	2018	2019
		Audited

A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	7,921.75	7,785.81	12,708.82	25,917.24	39,540.48	54,036.54
II.	Passenger Vehicles	2,797.61	2,186.51	3,470.25	8,079.91	11,009.40	15,052.30
III.	Corporate/Unallocable	123.55	28.16	28.60	198.15	91.47	113.92
	Total Segment Revenue	10,842.91	10,000.48	16,207.67	34,195.30	50,641.35	69,202.76
	Less: Inter segment revenue	—	—	—	—	—	—
	Revenue from operations	10,842.91	10,000.48	16,207.67	34,195.30	50,641.35	69,202.76

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	(199.30)	(64.16)	1,082.95	218.51	3,411.12	4,423.50
II.	Passenger Vehicles	(558.01)	(846.57)	(327.94)	(1,715.04)	(914.79)	(1,396.08)
III.	Corporate/Unallocable	13.31	(87.89)	(76.49)	(146.57)	(209.34)	(349.92)
	Total Segment results	(744.00)	(998.62)	678.52	(1,643.10)	2,286.99	2,677.50
	Less: Inter segment eliminations	—	—	—	—	—	—
	Net Segment results	(744.00)	(998.62)	678.52	(1,643.10)	2,286.99	2,677.50
	Add/(Less) : Other income (excluding Government incentives)	189.44	224.06	133.35	676.58	1,665.24	1,933.29
	Add/(Less) : Finance costs	(478.54)	(497.92)	(468.08)	(1,415.95)	(1,404.43)	(1,793.57)
	Add/(Less) : Foreign exchange gain/(loss) (net)	13.14	(69.18)	203.32	(18.89)	(292.98)	(215.22)
	Add/(Less) : Exceptional items
I.	Commercial Vehicles	(1.50)	100.00	(2.79)	98.50	(2.79)	(175.51)
II.	Passenger Vehicles	—	(17.08)	(24.81)	(17.13)	(118.02)	(118.04)
III.	Corporate/Unallocable	(2.39)	(11.25)	(0.59)	(21.52)	(0.59)	90.48
	Total Profit/(Loss) before tax	(1,023.85)	(1,269.99)	518.92	(2,341.51)	2,133.42	2,398.93

			As at September 30,		As at December 31,		As at March 31,
			2019		2019	2018	2019
			Audited		Audited
C.	Segment Assets
I.	Commercial Vehicles		23,650.30		22,210.79	24,598.40	22,247.03
II.	Passenger Vehicles		17,839.47		17,394.02	17,323.90	17,650.27
III.	Corporate/Unallocable		21,766.11		27,577.70	20,031.20	20,850.09
	-Total		63,255.88		67,182.51	61,953.50	60,747.39
IV.	Assets classified as held for sale		176.80		183.74	260.11	162.24
	Total Assets		63,432.68		67,366.25	62,213.61	60,909.63

D.	Segment Liabilities
I.	Commercial Vehicles		11,543.20		12,036.99	12,383.87	14,327.47
II.	Passenger Vehicles		2,862.70		3,464.66	3,069.69	3,477.23
III.	Corporate/Unallocable		28,359.36		28,289.93	24,674.28	20,942.41
	Total Liabilities		42,765.26		43,791.58	40,127.84	38,747.11

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on January 30, 2020.

2)	Other income includes:

(₹ in crores)

Particulars	Quarter ended			Nine months ended		Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
	2019	2019	2018	2019	2018	2019
Dividend from subsidiaries	22.65	65.05	15.15	193.75	1,340.34	1,500.37

3)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

(₹ in crores)

Particulars		Quarter ended			Nine months ended		Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
		2019	2019	2018	2019	2018	2019
1	Revenue from operations	10,687.78	9,741.58	15,886.92	33,409.54	49,442.79	67,611.07
2	Profit/(loss) before tax	(1,112.89)	(1,273.43)	433.49	(2,514.81)	1,924.09	2,128.78
3	Profit/(loss) after tax	(1,114.42)	(1,285.62)	568.08	(2,548.20)	1,797.51	1,903.94

4)

During the quarter ended December 31, 2019, the Company has allotted 20,16,23,407 Ordinary Shares at a price of ₹150 per Ordinary Share aggregating to ₹3,024 crores and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of ₹150 per Warrant (‘Warrant Price’), aggregating to ₹3,470 crores on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The amount of ₹3,892 crores has been received and is to be utilized for repayment of debt, meeting future funding requirements and other general corporate purposes of the Company and its subsidiaries. The Company has utilised amount of ₹1,200 crores as at December 31, 2019.

5)	During the quarter ended December 31, 2019,

i)	Provision for certain Indirect taxes for matters under litigation for FY 2002 to FY 2006 were made for ₹241.25 crores, which is included in other expenses.

ii)	Profit on sale of certain residential properties of ₹85.68 crores, which is included in other operating revenue.

6)

During the quarter ended December 31, 2019, the Company has issued USD 300 million 5.875% Senior Unsecured Notes due 2025. The proceeds are being used to incur capital expenditure and other permitted purposes as per RBI ECB guidelines.

7)

The Company has adopted Ind AS 116 with modified retrospective approach, with effect from April 1, 2019. Accordingly, the comparative periods have not been restated. There is no impact of Ind AS 116 adoption to the retained earnings as at April 1, 2019. The Company has recognized ₹489.37 crores as right to use assets and the corresponding lease liability on the date of transition i.e. April 1, 2019. Further, an amount of ₹124.31 crores has been reclassified from non-current/current assets to right to use assets for prepaid operating lease rentals. In the results for the quarter and nine months ended December 31, 2019, the nature of expenses in respect of operating leases has changed from lease rent in previous period to amortisation for the right to use asset and finance cost for interest accrued on lease liability. In respect of leases that were classified as finance lease, applying Ind AS 17, an amount of ₹260.20 crores has been reclassified from property, plant and equipment to right to use assets. There is no material impact on loss after tax and earnings per share for the quarter and nine months ended December 31, 2019, on adoption of Ind AS 116.

8)	The Statutory Auditors have carried an audit of the above results for the quarter and nine months ended December 31, 2019 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Mumbai, January 30, 2020	CEO and Managing Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.